                                                                    Exhibit 12.2


                                               BRANDYWINE OPERATING PARTNERSHIP, L.P.
                                          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                           (IN THOUSANDS)


                                                               For the three                  For the years ended December 31,
                                                                months ended   ---------------------------------------------------
                                                               March 31, 2004    2003       2002       2001      2000       1999
                                                               --------------  ---------  ---------  --------  ---------  --------
EARNINGS BEFORE FIXED CHARGES:
ADD:
    Income from continuing operations (a)                            $ 13,314  $  84,621   $ 57,107  $ 28,244  $  48,246  $  56,755
    Fixed charges - per below                                          13,581     62,407     69,881    76,558     77,535     73,584
LESS:
    Income from equity method investments not distributed                   -          -          -         -     (2,961)         -
    Capitalized interest                                                 (396)    (1,503)    (2,949)   (5,178)    (8,182)    (2,100)
                                                                     --------  ---------  ---------  --------  ---------  ---------

Earnings before fixed charges                                        $ 26,499  $ 145,525  $ 124,039  $ 99,624  $ 114,638  $ 128,239
                                                                     ========  =========  =========  ========  =========  =========

FIXED CHARGES:
Interest expense (including amortization)                            $ 12,104  $  57,835   $ 63,522  $ 67,496  $  64,746  $  69,800
Capitalized interest                                                      396      1,503      2,949     5,178      8,182      2,100
Proportionate share of interest for unconsolidated subsidiaries         1,081      3,069      3,410     3,884      4,607      1,684
                                                                     --------  ---------  ---------  --------  ---------  ---------
    Total Fixed Charges                                                13,581     62,407     69,881    76,558     77,535     73,584
                                                                     ========  =========  =========  ========  =========  =========

Ratio of earnings to fixed charges                                      1.95       2.33       1.78      1.30       1.48       1.74
                                                                     ========  =========  =========  ========  =========  =========
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(a)  Amounts for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been reclassified to present properties identified as held for sale consistent with the presentation for the period ended March 31, 2004. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.